

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2014

Via E-mail
Mr. Ken Kovie
President
Upholstery International, Inc.
8005 W. 183rd Street, Ste E
Tinley Park, IL 60423

> **Re: Upholstery International, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 11, 2014**
> **File No. 333-195209**

Dear Mr. Kovie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears from your website www.upholsteryinternational.com that your business plan is to expand your upholstery business nationally through acquisitions and that you have "a very aggressive roll-up plan in place for 2014." Please substantially revise the disclosure throughout the prospectus to describe your business plan, addressing the time frame for implementation, steps involved, estimated costs and any material obstacles involved before you can implement your business plan.

2. You state the following on your website www.upholsteryinternational.com: "In the coming months, Ken expects that Upholstery International will complete numerous acquisition agreements. The company's chief acquisition officer in Las Vegas already has several contracts in the works." Please disclose whether you having any current agreements, arrangements or plans to acquire any companies.

3. You state on your website www.upholsteryinternational.com that, "Upholstery International Inc. has joined with Lambert Private Equity LLC to begin its acquisition 'roll-up' growth strategy by enabling the company to now aggressively lock in new acquisition targets such as other upholstery related companies, fabric manufacturers, furniture outlets as well as auto-fabric repair." Please discuss your arrangements with Lambert Private Equity and file any agreements as exhibits to the registration statement.

4. You refer on your website www.upholsteryinternational.com to having a $110 million investment. With respect to the $110 million investment, your website states that, "In January 2014, Pathways Financial helped Ken secure a $10 million equity subscription facility from Lambert Private Equity, followed by an additional $100 million after research into the upholstery and furniture market revealed that a more substantial investment would be required to make Upholstery International's nationwide rollup a success." Please disclose the terms of the $10 million equity subscription facility from Lambert Private Equity as well as the terms of the additional $100 million investment. File the agreements with Lambert Private Equity and Pathways Financial LLC as exhibits to the registration statement.

5. You state on your website www.upholsteryinternational.com that Pathways Financial secured Pre-IPO funding for the company from Georgia Peaches, LLC. Please discuss this funding and file the agreement with Georgia Peaches as an exhibit to the registration statement.

Prospectus Cover Page

6. We note your disclosure that there is no minimum amount that must be raised in this offering. Please expand your disclosure to state that investors may be in a position where they have invested in a company without sufficient capital to execute on its business plan. Also provide a table showing the price per share and net proceeds you may receive if you sell 10%, 50% and 100% of the shares being offered. Refer to Item 501(b)(3) of Regulation S-K.

7. Please disclose the duration of the offering, including any extension period.

Item 3. Summary Information

8. Disclose the minimum amount of proceeds you need to fund your business plan and to meet your reporting requirements. Discuss what will happen in the event that you do not raise that amount. Discuss with specificity what each level of funding will accomplish in advancing your operations and business plan. Throughout the prospectus, focus the discussion of your planned business on the objectives you can reasonably attain with your limited resources and various levels of net proceeds you may receive from the offering. Provide a detailed discussion of these matters in your Management's Discussion and Analysis section based upon the sale of 25%, 50% and 75% of the shares being offered.

9. Disclose whether the company, the company's officers and directors, any company promoters, or any of their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Summary Information about Upholstery International, Inc., page 5

10. Please clarify whether officers and directors of the company will own 75% of the issued and outstanding shares of the company after this offering. We note your disclosure on page 13 that the company's officers and directors will own over 66% after the offering is completed and your disclosure in the table on page 30 that the officers as a group will own 52% after the offering.

Summary of the Offering, page 6

11. You disclose at the top of page 7 that you may terminate the offering sooner than 90 days in your sole discretion. Please disclose under what circumstances you would terminate the offering early.

12. You refer to selling security holders on pages 7 and 17. This appears to be in error. Please advise whether there will be a selling security holder component of the offering.

Summary of Financial Information, pages 8 and 9

13. Please provide the selected financial information including revenues, operating expenses, operating income (loss), and net income (loss) per Item 301 of Regulation S-K for all periods presented in your statements of operations. Also, please revise headings to reflect 'December 31st' and the amount of total liabilities at each year end in your table.

Risk Factors, page 11

14. Please revise your risk factors so that they are specific to your company, your industry and your planned expansion. In this regard, there are no risk factors addressing risks of operating in the upholstery business or risks associated with your expansion and acquisition plans. In addition, several risk factors do not appear to apply to your company because they suggest that you have limited or no operations (e.g., the first and last risk factors on page 11).

15. Please avoid repetition in your risk factors. For example, you have two risk factors regarding the lack of an established market for your shares (pages 12 and 15); you have two risk factors regarding potential dilution of shareholders due to the ability of management to issue additional shares (pages 12 and 15); and you have two risk factors regarding the fact that shareholders may not be able to sell their shares for more than the purchase price in the offering (pages 11 and 15)

Because the company is likely to have less than three hundred shareholders…, page 11

16. Please explain why termination or suspension of reporting obligations may result in a total loss of investment.

Item 4. Use of Proceeds, page 16

17. Please provide narrative disclosure of what your proposed use of proceeds at each offering level will accomplish and whether you will need additional funding to accomplish any purpose.

Item 7. Plan of Distribution, page 19

18. We note you plan to rely on Rule 3a4-1 in connection with this offering. On your website www.upholsteryintenational.com, it states Pathways Financial LLC has managed your IPO process and you have partnered with Lambert Private Equity LLC. Please disclose if these entities will be participating or assisting with this offering.

Description of Securities to be Registered, page 20

19. Please disclose whether the terms of the preferred stock have been designated and whether any shares of preferred stock are issued and outstanding.

Item 11. Information with Respect to the Registrant

Business Description

20. Substantially revise this section to provide all of the material information required by Item 101(h)(4) of Regulation S-K. Additional disclosure topics which appear material include, but are not limited to, distribution methods of your products and services, sources and availability of equipment and the names of principal suppliers, your dependence on one or a few major customers and the number of total employees and number of full-time employees.

Report of Independent Registered Public Accounting Firm, page F-1

21. Please have your auditors revise the first paragraph of their opinion to identify the "statements of changes in stockholders' equity" consistent with the title on page F-4 of your financial statements.

22. Referencing the fourth paragraph of your auditor's report, the working capital deficit of $308,690 does not agree with the deficit of $374,469 on your Consolidated Balance Sheet at December 31, 2013 on page F-2. Please explain this difference or have your auditors revise their auditor's report accordingly.

Consolidated Statement of Operations, page F-3

23. Please revise to reflect an income (loss) before income taxes and income taxes as required per Rule 3-03 of Regulation S-X.

Statements of Changes in Stockholders' Equity, page F-4

24. Please tell us and disclose the nature of the services provided and how you determined the fair value of the 550,000 shares of common stock issued for services during 2013.

Statements of Cash Flows, page F-5

25. Please revise to reflect Net cash '(used in), provided by' operating activities, Net cash 'used in investing activities', and Net cash provided by '(used in)' financing activities, to present the correct subtotal captions in your statements of cash flows.

Notes to Consolidated Financial Statements, page F-6

Note 2 – Significant Accounting Policies, Barter Transactions, page F-7

26. Disclose the specific details of the transactions that resulted in the recognition of the barter credits receivable and advise us. Specifically address in your disclosure and response:

- the nature of the nonmonetary assets exchanged;
- how you determined fair value of the assets exchanged; and
- how and when you expect to realize the receivable.

27. Please explain to us your basis for classifying the barter credit receivable as a current asset in your balance sheet. We refer you to the guidance in ASC 210-10-45. Also, tell us how much of the credit you have collected in goods and services since December 31, 2013 and when you anticipate colleting the remaining balance.

Note 3 – Going Concern, page F-8

28. Please revise the disclosed amount of working capital deficit of $308,690 to equal total current liabilities less total current assets as reported within your consolidated balance sheet as of December 31, 2013 or advise us.

Note 5 – Notes Payable, page F-9

29. In light of disclosure elsewhere within your filing, it appears the promissory note was issued in 2013, not 2014. If so, please revise to correct the date or advise us.

Note 8 – Credit Cards Payable, page F-10

30. Please provide the interest rates on your credit cards at December 31, 2013. Further, please tell us and disclose if you are in default or have entered into any payment arrangements on the Company's major credit cards at December 31, 2013 or subsequent to year end.

31. With a view towards more complete disclosure, please tell us the maximum amount that you may borrow under your credit card arrangements, the extent to which they are used to finance ongoing operations, and who is the guarantor.

Management Discussion and Analysis, page 26

32. Substantially revise this section to provide all of the material information required by Item 303 of Regulation S-K for your last two fiscal years and most recent interim period.

Capital Resources and Liquidity, page 26

33. We note your disclosure on page 26 that you "are a development stage company with no or limited operations to date…" However, on page 23, you disclose that you have nearly $600,000 in revenues, over 100 years combined staff experience, and have a variety of clientele. Please reconcile this disclosure. Additionally, please remove any other references to your status as a development stage company as appropriate.

34. We note your disclosure that Mr. Kovie "may be willing" to provide a loan of up to $20,000 to cover expenses related to this offering and subsequent reporting obligations. Further, on page 5 you estimate the costs associated with the offering will total approximately $50,000, and on page 32 you estimate that the costs associated with this offering will total $35,064. Please disclose how these costs will be paid if Mr. Kovie does not provide the loan and explain how the difference will be met.

Directors, Executive Officers and Corporate Governance, page 27

35. In providing us with e-mail contacts for comment letters on the registration statement, you identified Mr. Daniel Gallagher as a Director and Officer of Upholstery International. Please explain why he is not included as a named executive officer and director in your registration statement. You may wish to refer to Regulation S-K Item 401, Item 402, Item 403, and Item 404.

36. In addition, your website www.upholsteryinternational.com states that "the company's chief acquisition officer in Las Vegas already has several contracts in the works." Please explain why your chief acquisition officer is not included as a named executive officer in your registration statement.

37. Further, please remove references to "our sole director" throughout the filing as appropriate.

Security Ownership of Certain Beneficial Owners, page 30

38. Please revise the table to show beneficial ownership both before and after the offering.

Certain Relationships and Related Transactions, page 31

39. Please provide disclosure of the loan(s) from your officer and director disclosed in Note 7 to the financial statements. File the loan agreement(s) as exhibits to the registration statement.

Recent Sales of Unregistered Securities, page 32

40. As noted in comments, above, it appears that you have received funding from Georgia Peaches LLC and Lambert Private Equity LLC. Please provide disclosure, as appropriate, of any sales of unregistered securities to these entities.

Exhibit 10.4 – Subscription Agreement

41. It appears that you have filed a subscription agreement for a private offering rather than for the current registered offering. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director